ESPEY MFG + ELECTRONICS CORP



P.E.
6/30/05


ESPEY
An ISO Certified Company


SEC MAIL PROCESSING
RECEIVED
OCT 28 2005
WASH., D.C. 192 SECTION

2005 ANNUAL REPORT

CONTENTS

BOARD OF DIRECTORS

Howard Pinsley
President, Chief Executive Officer and Chairman of the Board
Espey Mfg. & Electronics Corp.

Paul J. Corr, CPA
Associate Professor of Business
Skidmore College, Saratoga Springs, New York

Carl Helmetag
President and Chief Executive Officer
UVEX, Inc., Providence, Rhode Island

Barry Pinsley, CPA
Certified Public Accountant
Saratoga Springs, New York

Alvin O. Sabo
Attorney at Law, Albany, New York

Seymour Saslow
Former Senior Vice President
Espey Mfg. & Electronics Corp.

Michael W. Wool
Attorney at Law, Burlington, Vermont

OFFICERS

Howard Pinsley, *President, Chief Executive Officer and Chairman of the Board*

David A. O'Neil, *Treasurer and Principal Financial Officer*

Katrina Sparano, *Assistant Treasurer and Principal Accounting Officer*

Peggy A. Murphy, *Corporate Secretary and Director of Human Resources*

CORPORATE COUNSEL

Gibbons, Del Deo, Dolan, Griffinger & Vecchione
One Riverfront Plaza
Newark, NJ 07102

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

A copy of the Company's Annual Report on Form 10-K (including financial statements) for the fiscal year ended June 30, 2005 filed with the Securities and Exchange Commission will be provided without charge upon written request of shareholders to Espey Mfg. & Electronics Corp., attention: Investor Relations, 233 Ballston Avenue, Saratoga Springs, New York 12866. Form 10-K can also be viewed electronically at www.espey.com.



PRESIDENT'S MESSAGE

Despite a decrease in revenues for fiscal 2005, our Company was able to achieve an increase in net earnings. The future looks extremely bright due to our recent successful negotiations resulting in new contracts, which now have our sales order backlog in excess of $45,000,000. I am pleased to report that this backlog is substantially higher than at any time in our past, and should yield increased revenues over the next several years. We are continuing to diligently pursue new opportunities.

Sales for fiscal 2005 decreased by 16.3% to $18,828,700 compared with $22,507,199 in fiscal 2004. Net earnings were $978,920, $.96 per diluted share, as compared with $960,826, $.94 per diluted share last fiscal year.

During the fiscal year 2005, Espey common stock ranged from a low of $22.35 per share in the first quarter to a high of $31.75 in the fourth quarter. At the close of business on September 30, 2005, the stock was trading at $35.05 per share.

The Board of Directors initiated a dividend policy in which cash dividends will be paid on a quarterly basis provided all other cash requirements have been satisfactorily met. The cash dividend paid in each of the four quarters of fiscal 2005 was $.15 per share. The cash dividend paid in the first quarter of fiscal 2006 was the same.

We are saddened, by the passing of our longtime friend, former Vice-President of Operations and member of the Board of Directors, William P. Greene. He is missed.

On behalf of myself and your Board of Directors, we extend our appreciation to all of our shareholders, employees, customers and suppliers, for their continued confidence and support.

HOWARD PINSLEY

President, Chief Executive Officer and Chairman of the Board


ESPEY
An ISO Certified Company

BRIEF DESCRIPTION OF BUSINESS

Espey Mfg. & Electronics Corp. (the "Company") located in Saratoga Springs, New York, is engaged principally in the development, design, production and sale of specialized electronic power supplies, a wide variety of transformers and other types of iron-core components, and electronic system components. In some cases, the Company manufactures such products in accordance with pre-developed mechanical and electrical requirements ("build to print"). In other cases, the Company is responsible for both the overall design and manufacture of the product. The Company does not generally manufacture standardized components. The Company operates a one-segment business and was incorporated in 1928.

The electronic power supplies and components manufactured by the Company find application principally in (i) shipboard and land based radar, (ii) locomotives, (iii) aircraft, (iv) short and medium range communication systems, (v) navigation systems and (vi) land based military vehicles.

The Company's iron-core components include (i) transformers of the audio, power and pulse types, (ii) magnetic amplifiers and (iii) audio filters. The electronic system components manufactured by the Company include antenna systems and high power radar transmitters. These system components utilize the Company's own electronic power supplies, transformers and other iron-core components and mechanical assemblies.

In the fiscal years ended June 30, 2005 and 2004, the Company's total sales were $18,828,700 and $22,507,199, respectively. Sales to two domestic customers accounted for 32% and 14% of total sales in 2005. Sales to two domestic customers and one foreign customer accounted for 22%, 16% and 18% and 25%, 19% and 12% of total sales in 2004 and 2003, respectively.

Export sales in 2005, 2004 and 2003 were approximately $4,946,000, $9,800,000 and $7,100,000, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Espey Mfg. & Electronics Corp.:

We have audited the accompanying balance sheets of Espey Mfg. & Electronics Corp. as of June 30, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Espey Mfg. & Electronics Corp. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP
Albany, New York
August 12, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Espey Mfg. & Electronics Corp. :

In our opinion, the 2003 financial statements listed in the index appearing under Item 15 (a) (1) on Form 10K present fairly, in all material respects, the results of operations and cash flows of Espey Mfg. & Electronics Corp. (the Company) for the year ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Albany, New York
August 1, 2003

BALANCE SHEETS

June 30, 2005 and 2004

ASSETS	2005	2004
Cash and cash equivalents	$9,803,507	$12,310,972
Short term investments	3,072,000	1,056,000
Trade accounts receivable, net	2,993,240	2,140,397
Other receivables	3,173	1,809
Inventories:		
Raw materials and supplies	1,768,959	1,543,930
Work in Process	2,542,303	3,390,133
Costs related to contracts in process, net of progress payments of $97,758 in 2005 and $905,646 in 2004	6,056,290	5,151,234
Total inventories	10,367,552	10,085,297
Deferred income taxes	135,997	76,876
Prepaid expenses and other current assets	335,995	359,393
Total current assets	26,711,464	26,030,744
Property, plant and equipment, net	2,984,837	3,100,516
Total Assets	$29,696,301	$29,131,260

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS (continued)

June 30, 2005 and 2004

LIABILITIES AND STOCKHOLDERS' EQUITY	2005	2004
Accounts payable	$ 378,771	$ 250,675
Accrued expenses:		
Salaries, wages and commissions	62,278	44,519
Employees' insurance costs	--	7,487
Vacation	498,015	451,516
Other	53,783	50,370
Payroll and other taxes withheld and accrued	35,977	26,000
Income taxes payable	312,128	134,471
Total current liabilities	1,340,952	965,038
Deferred income taxes	298,057	324,316
Total liabilities	1,639,009	1,289,354
Common stock, par value $.33-1/3 per share Authorized 10,000,000 shares; Issued 1,514,937 shares in 2005 and 2004, outstanding 1,008,294 and 1,014,618 shares in 2005 and 2004	504,979	504,979
Capital in excess of par value	10,412,073	10,411,915
Retained earnings	25,284,554	24,911,920
	36,201,606	35,828,814
Cost of 506,643 and 500,319 shares of common stock in treasury in 2005 and 2004, respectively	(8,144,314)	(7,986,908)
Total stockholders' equity	28,057,292	27,841,906
Total liabilities and stockholders' equity	$29,696,301	$29,131,260

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF INCOME

Years Ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Net sales	$18,828,700	$22,507,199	$19,773,411
Cost of sales	15,447,343	18,792,334	16,675,550
Gross profit	3,381,357	3,714,865	3,097,861
Selling, general and administrative expenses	2,274,026	2,536,142	1,951,475
Operating income	1,107,331	1,178,723	1,146,386
Other income (expense)			
Interest and dividend income	228,159	94,655	140,000
Other	16,365	27,239	(120)
Total other income, net	244,524	121,894	139,880
Income before income taxes	1,351,855	1,300,617	1,286,266
Provision for income taxes	372,935	339,791	321,566
Net income	$ 978,920	$ 960,826	$ 964,700
Net income per share:			
Basic	$ .97	$ .95	$ .94
Diluted	$ .96	$ .94	$ .94
Weighted average number of shares outstanding:			
Basic	1,010,617	1,013,663	1,025,200
Diluted	1,021,604	1,022,344	1,027,686

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended June 30, 2005, 2004 and 2003

	Common Shares	Amount	Capital in Excess of par Value	Accumulated Other Comprehensive income (Loss)	Retained Earnings	Common Stock Subscribed	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
Balance as of June 30, 2002	1,034,561	$504,979	$10,465,878	$ (29,079)	$24,848,858	(1,117,325)	480,376	$(7,618,869)	$27,054,442
Comprehensive income:									
Net income, 2003					964,700				964,700
Other comprehensive income, net of tax benefit of $15,599				19,589					19,589
Reclassification adjustment				9,490					9,490
Comprehensive income									993,779
Stock options exercised	1,000		(6,600)				(1,000)	19,850	13,250
Dividends paid on common stock $.35 per share					(358,099)				(358,099)
Tax effect of dividends on unallocated ESOP shares					2,941			-	2,941
Purchase of treasury stock	(15,918)						15,918	(311,468)	(311,468)
Reduction of common stock subscribed						558,663			558,663
Balance as of June 30, 2003	1,019,643	504,979	10,459,278	—	25,458,400	(558,662)	495,294	(7,910,487)	27,953,508
Net income, 2004					960,826				960,826
Stock options exercised	8,600		(53,122)				(8,600)	195,908	142,786
Dividends paid on common stock $1.50 per share					(1,519,913)				(1,519,913)
Tax effect on stock options exercised			5,759						5,759
Tax effect of dividends on unallocated ESOP shares					12,607				12,607
Purchase of treasury stock	(13,625)						13,625	(272,329)	(272,329)
Reduction of common stock subscribed						558,662			558,662
Balance as of June 30, 2004	1,014,618	504,979	10,411,915	$ —	24,911,920	—	500,319	(7,986,908)	27,841,906
Net income, 2005					978,920				978,920
Stock options exercised	2,400		(12,460)				(2,400)	57,960	45,500
Dividends paid on common stock $.60 per share					(606,286)				(606,286)
Tax effect on stock options exercised			12,618						12,618
Purchase of treasury stock	(8,724)						8,724	(215,366)	(215,366)
Balance as of June 30, 2005	1,008,294	$504,979	$10,412,073	$ —	$25,284,554	—	506,643	$(8,144,314)	$28,057,292

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Cash Flows From Operating Activities:			
Net income	$ 978,920	$ 960,826	$ 964,700
Adjustments to reconcile net income to net cash provided by operating activities:			
Tax effect of dividends on unallocated ESOP shares	—	12,607	2,941
Tax effect on stock options exercised	12,618	5,759	—
Depreciation	541,041	557,943	495,670
Loss on disposal of plant and equipment	—	22,121	—
Loss on sale of investment securities	—	—	15,817
Deferred income tax (benefit)	(85,380)	133,849	57,359
Changes in assets and liabilities:			
(Increase) decrease in trade receivables	(852,843)	1,330,498	(1,061,189)
(Increase) decrease in other receivables	(1,364)	9,829	1,775
(Increase) decrease in inventories, net	(282,255)	1,750,970	904,528
Decrease (increase) in prepaid expenses and other current assets	23,398	(234,885)	73,553
Increase (decrease) in accounts payable	128,096	(396,922)	150,143
Increase (decrease) in accrued salaries, wages and commissions	17,759	(43,768)	1,406
(Decrease) increase in accrued employee insurance costs	(7,487)	449	150
Increase (decrease) in vacation accrual	46,499	(14,299)	66,916
Increase in other accrued expenses	3,413	8,009	951
Increase (decrease) in payroll and other taxes withheld and accrued	9,977	(12,425)	482
Increase (decrease) in income taxes payable	177,657	(215,761)	261,266
Net cash provided by operating activities	$710,049	$3,874,800	$1,936,468
Cash Flows From Investing Activities:			
Proceeds from maturity of investment securities	—	—	403,188
Additions to property, plant and equipment	(425,362)	(413,517)	(438,481)
Purchase of short term investments	(2,688,000)	(1,056,000)	—
Proceeds from maturity of short term investments	672,000	—	—
Reduction of common stock subscribed	—	558,662	558,663
Net cash (used) provided by investing activities	(2,441,362)	(910,855)	523,370
Cash Flows From Financing Activities:			
Dividends on common stock	(606,286)	(1,519,913)	(358,099)
Purchase of treasury stock	(215,366)	(272,329)	(311,468)
Proceeds from exercise of stock options	45,500	142,786	13,250
Net cash used in financing activities	(776,152)	(1,649,456)	(656,317)
(Decrease) increase in cash and cash equivalents	(2,507,465)	1,314,489	1,803,521
Cash and cash equivalents, beginning of the year	12,310,972	10,996,483	9,192,962
Cash and cash equivalents, end of the year	$ 9,803,507	$12,310,972	$10,996,483
Income Taxes Paid	$ 268,040	$ 403,337	$ —

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Operations

Espey Mfg. & Electronics Corp. (the Company) is a manufacturer of electronic equipment used primarily in military and industrial applications. The principal markets for the Company's products are companies that provide electronic support to both military and industrial applications.

Note 2. Summary of Significant Accounting Policies

Inventory Valuation, Cost Estimation and Revenue Recognition

Raw materials are valued at weighted average cost.

Inventoried work relating to contracts in process and work in process is valued at actual production cost, including factory overhead incurred to date. Work in process represents spare units, parts and other inventory items acquired or produced to service units previously sold or to meet anticipated future orders. The cost elements of contracts in process and work in process consist of production costs of goods and services currently in process and overhead. Provision for losses on contracts is made when the existence of such losses becomes probable and estimable. The costs attributed to units delivered under contracts are based on the estimated average cost of all units expected to be produced. Certain contracts are expected to extend beyond twelve months.

Revenue is recognized on contracts in the period in which the units are delivered and billed (units-of-delivery method). A significant portion of our business is comprised of development and production contracts. Generally, revenues on long-term fixed-price contracts are recorded on a percentage of completion basis using units of delivery as the measurement basis for progress toward completion.

Percentage of completion accounting requires judgment relative to expected sales, estimating costs and making assumptions related to technical issues and delivery schedule. Contract costs include material, subcontract costs, labor and an allocation of overhead costs. The estimation of cost at completion of a contract is subject to numerous variables involving contract costs and estimates as to the length of time to complete the contract. Given the significance of the estimation processes and judgments described above, it is possible that materially different amounts of contract costs could be recorded if different assumptions were used, based on changes in circumstances, in the estimation of cost at completion. When a change in expected sales value or estimated cost is determined, changes are reflected in current period earnings.

Depreciation

Depreciation of plant and equipment is computed on a straight-line basis over the estimated useful lives of the assets.

Estimated useful lives of depreciable assets are as follows:

Buildings and improvements 10 - 20 years
Machinery and equipment 3 - 10 years
Furniture, fixtures and office equipment 10 years

(continued)

Income Taxes

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

Under the provisions of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In addition, SFAS No. 109 requires that the tax benefit of tax-deductible dividends on unallocated ESOP shares be recorded as a direct addition to retained earnings rather than as a reduction of income tax expense.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks, certificates of deposit, and money market accounts. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Short-term investments include certificates of deposit with maturities greater than three months to a year.

Stock-Based Compensation

The intrinsic value method of accounting is used for stock-based compensation plans. Under the intrinsic value method, compensation cost is measured as the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock.

The Company has elected to account for its stock-based compensation plan under the intrinsic value-based method of accounting as permitted by SFAS No. 123 and as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB No. 25", in accounting for its fixed stock option plan. Under this method, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. In December 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock Based Compensation". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123, "Accounting for Stock Based Compensation", to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148, as required.

(continued)

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS no. 123, to stock-based employee compensation.

	Year Ended June 30,		
	2005	2004	2003
Net income as reported	$978,920	$960,826	$964,700
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(31,518)	(31,460)	(36,912)
Pro forma net income	$947,402	$929,366	$927,788
Net income per share:			
Basic-as reported	$ .97	$ .95	$ .94
Basic-pro forma	$ .94	$ .92	$ .91
Diluted-as reported	$ .96	$ .94	$ .94
Diluted-pro forma	$ .93	$ .91	$ .91

Per Share Amounts

Basic net income per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income of the Company.

Comprehensive Income

Comprehensive Income for the years ended June 30, 2005 and 2004 is equal to net income. For the year ended June 30, 2003, comprehensive income consists of net income and unrealized gains (losses) on securities available-for-sale and is presented in the Statement of Changes in Stockholders' Equity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Tax Credits

Investment tax credits are accounted for as a reduction of income tax expense in the year taxes payable are reduced.

Reclassifications

Certain reclassifications may have been made to the prior year financial statements to conform to the current year presentation.

(continued)

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 151, "Accounting for Unexpected Production Defects and Waste." SFAS No. 151 requires that "abnormal freight, handling costs, and amounts of wasted materials (spoilage)" should be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference should be charged to current-period expense. SFAS No. 151 is effective for annual periods beginning after June 15, 2005. In December 2004, the FASB issued SFAS No. 123R, "Share Based Payment." SFAS No. 123R requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS No. 123R will be effective for the Company at the beginning of fiscal 2007. The adoption of SFAS No. 151 and SFAS No. 123R are not expected to have a material impact on the Company's results of operations and financial condition. In March 2005, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107"), which expresses views of the SEC staff regarding the application of SFAS No. 123(R). Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, and provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies.

In December 2004, the FASB issued Staff Position FAS 109-1 regarding Income from Domestic Production Activities which was effective immediately. Staff Position FAS 109-1 clarifies SFAS No. 109's guidance that applies to the new deduction for qualified domestic production activities. The staff position clarifies that the deduction should be accounted for as a special deduction under SFAS No. 109. The adoption of Staff Position FAS 109-1 did not have a material impact on the Company's results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions". SFAS No. 153 requires that exchanges should be recorded and measured at the fair value of the assets exchanged, with certain exceptions. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a significant impact on the Company's results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle and is effective in the first quarter of 2006. The company does not expect the adoption of SFAS 154 to have a material effect on its results of operations, financial condition or cash flows.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Concentrations of Risk

The market for our defense electronics products is largely dependent on the availability of new contracts from the United States and foreign governments to prime contractors to which we provide components. Any decline in expenditures by the United States or foreign governments may have an adverse effect on our financial performance.

(continued)

Generally, U.S. government contracts are subject to procurement laws and regulations. Some of the Company's contracts are governed by the Federal Acquisition Regulation (FAR), which lays out uniform policies and procedures for acquiring goods and services by the U.S. government, and agency-specific acquisition regulations that implement or supplement the FAR. For example, the Department of Defense implements the FAR through the Defense Federal Acquisition Regulation (DFAR).

The FAR also contains guidelines and regulations for managing a contract after award, including conditions under which contracts may be terminated, in whole or in part, at the government's convenience or for default. If a contract is terminated for the convenience of the government, a contractor is entitled to receive payments for its allowable costs and, in general, the proportionate share of fees or earnings for the work done. If a contract is terminated for default, the government generally pays for only the work it has accepted. These regulations also subject the company to financial audits and other reviews by the government of its costs, performance, accounting and general business practices relating to its contracts, which may result in adjustment of the company's contract-related costs and fees.

Note 3. Contracts in Process

Contracts in process at June 30, 2005 and 2004 are as follows:

	2005	2004
Gross contract value	$31,757,086	$15,425,540
Costs related to contracts in process net of progress payments of $97,758 in 2005 and $905,646 in 2004	$ 6,056,290	$ 5,151,234

Included in costs relating to contracts in process at June 30, 2005 and 2004 are costs of $1,814,905 and $1,237,135, respectively, relative to contracts that may not be completed within the ensuing year. Under the units-of-delivery method, the related sale and cost of sales will not be reflected in the statement of income until the units under contract are shipped.

(continued)

Note 4. Property, Plant and Equipment

A summary of the original cost of property, plant and equipment at June 30, 2005 and 2004 is as follows::

	2005	2004
Land	$ 45,000	$ 45,000
Building and improvements	4,065,040	4,040,155
Machinery and equipment	7,831,278	7,506,843
Furniture, fixtures and office equipment	321,732	309,407
	12,263,050	11,901,405
Accumulated depreciation	(9,278,213)	(8,800,880)
	$ 2,984,837	$ 3,100,516

Depreciation expense was $541,041, $557,943, and $495,670, during the years ended June 30, 2005, 2004, and 2003, respectively.

Note 5. Line of credit

At June 30, 2005, the Company has an uncommitted and unused Line of Credit with a financial institution. The agreement provides that the Company may borrow up to $3,000,000. The line provides for interest at the borrower's choice of (I) prime minus .75% or (II) LIBOR plus 1.80% for periods of 1, 2, or 3 months. Any borrowing under the line of credit will be collateralized by accounts receivable.

Note 6. Research and Development Costs

Research and development costs charged to cost of sales during the years ended June 30, 2005, 2004 and 2003 were approximately $187,000, $150,000, and $100,000, respectively.

Note 7. Pension Expense

Under terms of a negotiated union contract, the Company is obligated to make contributions to a union-sponsored defined benefit pension plan covering eligible employees. Such contributions and expenses are based upon hours worked at a specified rate and amounted to $86,876 in 2005, $91,265 in 2004, and $93,066 in 2003.

The Company sponsors a 401(k) plan with employee contributions and employer matching contributions. The employer match is 10% of the employee contribution and was $28,855, $31,721, and $29,030, for fiscal years 2005, 2004 and 2003 respectively.

Note 8. Provision for Income Taxes

A summary of the components of the provision for income taxes for the years ended June 30, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Current tax expense - federal	$419,649	$190,387	$252,961
Current tax expense - state	38,666	15,555	11,246
Deferred tax expense	(85,380)	133,849	57,359
	$372,935	$339,791	$321,566

(continued)

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts measured by tax laws and regulations. These "temporary differences" are determined in accordance with SFAS No. 109.

The combined U.S. federal and state effective income tax rates of 27.6%, 26.1%, and 25.0%, for 2005, 2004 and 2003 respectively, differed from the statutory U.S. federal income tax rate for the following reasons:

	2005	2004	2003
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
Increase (reduction) in rate resulting from:			
Dividends received deduction	—	—	(1.0)
State franchise tax, net of federal income tax benefit	1.9	1.0	1.0
Foreign exportation benefit	(2.7)	(7.7)	(5.0)
Adjustment of deferred tax accounts	(5.2)	—	—
Other	(0.4)	(1.2)	(4.0)
Effective tax rate	27.6%	26.1%	25.0%

For the years ended June 30, 2005 and 2004 deferred income tax (benefit)/expense of $(85,380) and $133,849, respectively, result from the changes in temporary differences for each year. Adjustments were made to the Company's deferred tax assets and liabilities in fiscal 2005 based on an analysis completed in 2005. The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of June 30, 2005 and 2004 are presented as follows:

	2005	2004
Deferred tax assets:		
Accrued expenses	$125,215	$108,485
Other	13,964	15,428
Total deferred tax assets	139,179	123,913
Deferred tax liabilities:		
Property, plant and equipment - principally due to differences in depreciation methods	298,057	324,316
Inventory - effect on uniform capitalization	3,182	47,037
Total deferred tax liabilities	301,239	371,353
Net deferred tax liability	$162,060	$247,440

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the period in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these temporary differences without consideration of a valuation allowance.

(continued)

Note 9. Significant Customers

A significant portion of the Company's business is the production of military and industrial electronic equipment for use by the U.S. and foreign governments and certain industrial customers. Sales to two domestic customers accounted for 32% and 14% of total sales in 2005, respectively. Sales to two domestic customers and one foreign customer accounted for 22%, 16% and 18% and 25%, 19% and 12% of total sales in 2004 and 2003, respectively. Export sales in 2005, 2004 and 2003 were approximately $4,946,000, $9,800,000 and $7,100,000, respectively.

Note 10. Stock Rights Plan

The Company has a Shareholder Rights Plan that expires on December 31, 2009. Under this plan, common stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock outstanding as of or issued subsequent to April 14, 1989. Each right entitles the holder thereof to buy one-half share of common stock of the Company at an exercise price of $50 per share subject to adjustment. The rights are exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer which, if consummated, would result in the offeror individually or, together with all affiliates and associates thereof, being the beneficial owner of 15% or more of the Company's common stock.

If a 15% or larger shareholder should engage in certain self-dealing transactions or a merger with the Company in which the Company is the surviving corporation and its shares of common stock are not changed or converted into equity securities of any other person, or if any person were to become the beneficial owner of 15% or more of the Company's common stock, then each right not owned by such shareholder or related parties of such shareholder (all of which will be void) will entitle its holder to purchase, at the right's then current exercise price, shares of the Company's common stock having a value of twice the right's exercise price. In addition, if the Company is involved in any other merger or consolidation with, or sells 50% or more of its assets or earning power to, another person, each right will entitle its holder to purchase, at the right's then current exercise price, shares of common stock of such other person having a value of twice the right's exercise price.

The Company generally is entitled to redeem the rights at one cent per right at any time until the 15th day (or 25th day if extended by the Company's Board of Directors) following public announcement that a 15% position has been acquired or the commencement of a tender or exchange offer which, if consummated, would result in the offeror, together with all affiliates and associates thereof, being the beneficial owner of 15% or more of the Company's common stock.

Note 11. Employee Stock Ownership Plan

In 1989, the Company established an Employee Stock Ownership Plan (ESOP) with an effective date of July 1, 1988, for eligible non-union employees. The ESOP used the proceeds of a loan from the Company made in June 1989 to purchase 316,224 shares of the Company's common stock for approximately $8.4 million and the Company contributed approximately $400,000 in 1989 to the ESOP, which was used by the ESOP to purchase an additional 15,000 shares of the Company's common stock. Since inception of the Plan, the ESOP has sold or distributed 145,402 shares of the Company's common stock to pay benefits to participants. At June 30, 2005 and 2004, the ESOP held a total of 230,120 and 240,749 shares, respectively, of the Company's common stock, of which 230,120 and 240,749 shares, respectively, were allocated to participants in the Plan.

The loan from the Company to the ESOP was repayable in annual installments of $1,039,605 including interest, through June 30, 2004. Interest was payable at a rate of 9% per annum. The Company recognizes the principal payments of the ESOP debt, on a straight-line basis over the term of the note, as compensation expense.

Each year, the Company makes contributions to the ESOP, which are used to make loan payments. With each loan payment, a portion of the common stock is allocated to participating employees. For the period ended June 30, 2004, 21,012 shares were allocated to participants. In 2004, the Company's required contribution of

(continued)

$1,039,605 was reduced by $31,518, which represents the dividends paid on unallocated ESOP shares. The resulting payment of $1,008,087 includes $527,144 classified as compensation expense. In 2003, the Company's required contribution of $1,039,605 was reduced by $14,708, which represents the dividends paid on unallocated ESOP shares. The resulting payment of $1,024,897 includes $543,954 classified as compensation expense. All shares purchased by the ESOP are considered to be outstanding for the net income per share computations.

Effective June 30, 2004 the loan from the Company to the ESOP was paid in full and all shares have been allocated to participants' accounts. See Note 17 for further information on the ESOP.

Note 12. Stock Based Compensation

During fiscal 2000, the Board of Directors and shareholders approved the 2000 Stock Option Plan (the Plan). Under the Plan, incentive and non-qualified stock options may be granted to purchase shares of common stock of the Company. Options authorized for issuance under the Plan totaled 150,000. As of June 30, 2005, the Plan was authorized to grant options to purchase 84,400 shares of the Company's common stock.

Options under the Plan have been granted with exercise prices at fair market value at the grant date and vest over a period of two years. All options must be exercised within 10 years from the date of grant and are exercisable anytime after the two year vesting period.

Information concerning the plans incentive and non-qualified stock options is as follows:

	Option Shares	Option Price Per Share
June 30, 2002	31,400	$13.25 - 19.85
Options granted	15,100	18.50
Options canceled	—	—
Options exercised	(1,000)	13.25
June 30, 2003	45,500	$13.25 - 19.85
Options granted	—	—
Options canceled	—	—
Options exercised	(8,500)	$13.25 - 19.85
June 30, 2004	37,000	$13.25 - 19.85
Options granted	15,500	22.50
Options canceled	(1,500)	$17.95 - 22.50
Options exercised	(2,400)	$17.95 - 19.85
June 30, 2005	48,600	$13.25 - 22.50

(continued)

The table below summarizes information with respect to stock options outstanding as of June 30, 2005:

	Exercise Prices	Options Outstanding	Remaining Contractual Life	Options Exercisable	Exercisable Price Of Exercisable Options
	$ 13.25	1,600	5	1,600	$ 13.25
	$ 17.95	7,500	6	7,500	$ 17.95
	$ 19.85	10,400	7	10,400	$ 19.85
	$ 18.50	14,000	8	14,000	$ 18.50
	$ 22.50	15,100	9	—	—
Total		48,600		33,500	

The weighted average fair value of options granted under the plan during fiscal years 2005 and 2003 was $3.89, and $4.31, respectively. During fiscal 2004, no stock options were granted under the plan. The assumptions used for the Black-Scholes model are as follows:

	2005	2004	2003
Risk-free interest rate	4.0%	—	3.5%
Expected term	5 years	—	5 years
Company's expected volatility	20.0%	—	20.0%
Dividend yield	3.0%	—	2.5%

Note 13. Financial Instruments/Concentration of Credit Risk

The carrying amounts of financial instruments, including cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued expenses, approximated fair value as of June 30, 2005 and 2004 because of the relatively short maturities of these instruments.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. The Company maintains cash and cash equivalents with various financial institutions. At times such investments may be in excess of FDIC insurance limits. As disclosed in Note 9, a significant portion of the Company's business is the production of military and industrial electronic equipment for use by the U.S. and foreign governments and certain industrial customers. The related accounts receivable balance of the Company's total trade accounts receivable balance represented at June 30, 2005 by two customers was 57% and by three customers at June 30, 2004 was 29%.

Although the Company's exposure to credit risk associated with nonpayment of these balances is affected by the conditions or occurrences within the U.S. and foreign governments, the Company believes that its trade accounts receivable credit risk exposure is limited. The Company performs ongoing credit evaluations of its customer's financial conditions and requires collateral, such as progress payments, in certain circumstances. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Note 14. Related Parties

The Company paid a law firm in which a director of the Company is a partner, a total of $72,979, $11,524, and $22,000, for legal services during fiscal years ended June 30, 2005, 2004, and 2003, respectively. Included in the payment of $72,979 for fiscal year ended June 30, 2005, was $23,750 held in trust and paid to other service providers relating to the ESOP transaction described in Note 17.

(continued)

Note 15. Commitments and Contingencies

The Company has entered into standby letters of credit agreements with financial institutions primarily relating to the guarantee of future performance on certain contracts. Contingent liabilities on outstanding standby letters of credit agreements aggregated $39,300 at June 30, 2005. The Company does not expect to fund any of the amounts under the standby letters of credit.

Note 16. Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005				
Net Sales	$4,730,327	$4,896,741	$4,219,861	$4,981,771
Gross profit	649,142	772,387	650,890	1,308,938
Net income	60,585	167,032	111,987	639,316
Net income per share -				
Basic	0.06	0.17	0.11	0.63
Diluted	0.06	0.16	0.11	0.63
2004				
Net Sales	$5,095,317	$5,871,675	$6,116,221	$5,423,986
Gross profit	900,172	727,876	717,562	1,369,255
Net income	280,965	61,430	54,008	564,423
Net income per share -				
Basic	0.28	0.06	0.05	0.56
Diluted	0.28	0.06	0.05	0.55

Note 17. ESOP Stock Purchase

On July 15, 2005 pursuant to a Stock Purchase Agreement dated as of such date, the Company sold 150,000 shares of its common stock, par value $0.33 1/3 per share, to the the Espey Mfg. & Electronics Corp. Employee Stock Ownership Plan and Trust (the "ESOP"). The ESOP paid $28.90 per share, for an aggregate purchase price of $4,335,000. The determination of the purchase price was based on a fairness opinion obtained by an independent valuation firm. The ESOP borrowed from the Corporation an amount equal to the purchase price. The loan will be repaid in fifteen (15) equal annual installments of principal and the unpaid balance will bear interest at a fixed rate of 6.25% per annum, the "prime rate" as quoted in The Wall Street Journal on the date of closing.

The Board of Directors of the Company approved a purchase price per share equal to a 5% discount on the average trading price of the Company's common stock on the American Stock Exchange on the date before closing, but in no event greater than the fair market value as determined by an independent valuation firm retained by the ESOP. The average trading price of the Company's common stock on the American Stock Exchange on July 14, 2005 was $30.72.

In making the sale, the Company relied on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, because the shares sold were offered only to the ESOP.

After giving effect to the transaction the ESOP owned 380,120 shares of the Company's 1,158,294 outstanding shares of common stock as of July 15, 2005.

(continued)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Business Outlook

The total backlog for the Company was approximately $31.8 million at June 30, 2005, up $16.4 million over June 30, 2004. The backlog represents the estimated remaining sales value of work to be performed under firm contracts. The funded portion of this backlog at June 30, 2005 is approximately $23.1 million. This includes items that have been authorized and appropriated by Congress and/or funded by the customer. The unfunded backlog is approximately $8.7 million and represents firm multi-year orders for which funding has not yet been appropriated by Congress. While there is no guarantee that future budgets and appropriations will provide funding for a given program, management has included in unfunded backlog only those programs that it believes are likely to receive funding. The unfunded backlog at June 30, 2004 was zero.

During fiscal year 2005, while net sales decreased, new orders received by the Company were approximately $35 million. The sales backlog of approximately $31.8 million at June 30, 2005 gives the Company a solid base of future sales and, therefore, management expects a significant increase in sales during fiscal 2006 as compared to fiscal 2005. In addition to the backlog, the Company currently has outstanding quotations representing in excess of $29 million in the aggregate for both repeat and new programs. Many potential orders are currently being discussed and negotiated with our customers.

The outstanding quotations encompass various new and previously manufactured power supplies, transformers, and subassemblies. However, there can be no assurance that the Company will acquire any or all of the anticipated orders described above, many of which are subject to allocations of the United States defense spending and factors affecting the defense industry and military procurement generally.

Results of Operations

Net Sales for fiscal years ended June 30, 2005, 2004 and 2003, were $18,828,700, $22,507,199, and $19,773,411, respectively. The 16.3% decrease in net sales in 2005 as compared to 2004, was a result of the previously disclosed decline in the Company's backlog during fiscal 2004. Specifically, the Company shipped fewer transmitter components in fiscal 2005, as compared to 2004. The 13.8% increase in net sales in 2004 as compared to 2003 was the result of increased transmitter component shipments on two of the Company's products. In fiscal 2005, the Company realized the benefits of increased business with existing customers and continued to establish new customer relationships. New orders received in fiscal 2005 were approximately $35 million compared to approximately $16.6 in fiscal 2004. The sales backlog at June 30, 2005, as discussed above, includes significant orders for military and industrial power supplies, and contracts to manufacture certain customer products in accordance with pre-engineered requirements.

The primary factor in determining gross profit and net income is product mix. The gross profits on mature products and build to print contracts are higher than with respect to the products, which are still in the engineering development stage or in the early stages of production. In any given accounting period the mix of product shipments between higher margin mature programs and less mature programs including loss contracts, has a significant impact on gross profit and net income.

For fiscal years ended June 30, 2005, 2004 and 2003 gross profits were $3,381,357, $3,714,865, and $3,097,861, respectively. Gross profit as a percentage of sales was 18.0%, 16.5%, and 15.7%, for fiscal 2005, 2004, and 2003, respectively. The improved gross profit percentage in fiscal 2005, relates to favorable product mix, and lower ESOP contribution expense offset partially by decreased sales. ESOP contribution expense included in cost of sales was zero for the fiscal year ended June 30, 2005, and $421,716 for the fiscal year ended June 30, 2004, (see note 11 to the financial statements). The increase in gross profit percentage between 2004 and 2003 was predominately due to increased sales on higher margin build to print transmitter components. Management continues to evaluate the Company's workforce to ensure that production and overall execution of the backlog orders and additional anticipated orders are successfully performed. Employment at June 30, 2005 was 169 people compared to 181 people at June 30,2004 and 192 people at June 30, 2003.

(continued)

Selling, general and administrative expenses were $2,274,026, for the fiscal year ended June 30, 2005, a decrease of $262,116, or 10.3% as compared to the prior year. This decrease is primarily due to decreased professional fees and ESOP contribution expense. Selling, general and administrative expenses were $2,536,142 for the year ended June 30, 2004, an increase of $584,667, or 30.0% as compared to the prior year. This increase was primarily due to an increase in professional fees, insurance costs and administrative salaries. The increase in professional fees was attributable, in part, to legal fees incurred relating to the review conducted following the Company's Annual Meeting in November 2003 and the implementation of corporate governance modifications, including the amendment of the corporate by-laws.

Other income for fiscal 2005 increased as compared to fiscal 2004 due to increased interest income on the Company's cash equivalents and short-term investments due to higher interest rates. The Company does not believe that there is significant risk associated with its investment policy, since at June 30, 2005 all of the investments are primarily represented by short-term liquid investments including certificates of deposit and money market accounts. Total other income in fiscal 2004, as compared to 2003 decreased due to lower dividend and interest income.

The effective income tax rate was 27.6% in 2005, 26.1% in 2004, and 25.0% in 2003. The effective tax rate is less than the statutory tax rate mainly due to the foreign exportation benefit the Company receives on its international sales.

Net income for fiscal 2005, was $978,920 or $.97 and $.96 per share, basic and diluted, respectively, compared to $960,826 or $.95 and $.94 per share, basic and diluted, respectively, for fiscal 2004. The increase in net income per share was due to improved gross profit as a percentage of sales and the decrease in selling, general and administrative expenses, offset partially by the decrease in sales. Net income for fiscal 2004, was $960,826 or $.95 and $.94 per share, basic and diluted, respectively, compared to net income of $964,700 or $.94 per share, both basic and diluted, for fiscal 2003. The change in net income per share was due to increased sales and improved gross profit offset primarily by one loss contract and higher selling, general and administrative expenses.

Liquidity and Capital Resources

The Company's working capital is an appropriate indicator of the liquidity of its business, and during the past three fiscal years, the Company, when possible, has funded all of its operations with cash flows resulting from operating activities and when necessary from its existing cash and investments. The Company did not borrow any funds during the last three fiscal years. Management has available a $3,000,000 line of credit to help fund further growth or working capital needs, if necessary, but does not anticipate the need for any borrowed funds in the foreseeable future.

The Company's working capital as of June 30, 2005, 2004 and 2003 was $25,370,512, $25,065,706, and $24,888,679, respectively. During 2005, 2004 and 2003 the Company repurchased 8,724, 13,625, and 15,918 shares, respectively, of its common stock from the Company's Employee Retirement Plan and Trust ("ESOP") and in other open market transactions, for a total purchase price of $215,366, $272,329, and $311,468, respectively. Under existing authorizations from the Company's Board of Directors, as of June 30, 2005, management is authorized to purchase an additional $1 million of Company stock.

The table below presents the summary of cash flow information for the fiscal year indicated:

	2005	2004
Net cash provided by operating activities	$ 710,049	$ 3,874,800
Net cash used by investing activities	2,441,362	910,855
Net cash used in financing activities	776,152	1,649,456

(*continued*)

Net cash provided by operating activities fluctuates between periods primarily as a result of differences in net income, the timing of the collection of accounts receivable, purchases of inventory, receipt of progress payments, level of sales and payments of accounts payable. Net cash used by investing activities increased in fiscal 2005 due to the purchase of short-term investments. The decrease in cash used in financing activities is due primarily to a decrease in the amount of dividends paid in fiscal 2005, as compared to fiscal 2004, when a special dividend of $.50 per share was paid.

The Company believes that the cash generated from operations and when necessary, from existing cash and cash equivalents, will be sufficient to meet its long-term funding requirements for the foreseeable future.

Management believes that the Company's reserve for bad debts of $3,000 is adequate given the customers with whom the Company does business. Historically, bad debt expense has been minimal.

During fiscal year 2005 and 2004, the Company expended $425,362 and $413,517, respectively, for plant improvements and new equipment. The Company has budgeted approximately $500,000 for new equipment and plant improvements in fiscal 2006. Management presently anticipates that the funds required will be available from current operations.

The Company has entered into standby letters of credit agreements with financial institutions primarily relating to the guarantee of future performance on certain contracts. Contingent liabilities on outstanding standby letters of credit agreements aggregated $39,300 at June 30, 2005. The Company does not expect to fund any of the amounts under the standby letters of credit.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to the financial statements. We believe our most critical accounting policies include revenue recognition and cost estimation on our contracts.

Revenue Recognition and Estimates

A significant portion of our business is comprised of development and production contracts. Generally revenues on long-term fixed-price contracts are recorded on a percentage of completion basis using units of delivery as the measurement basis for progress toward completion.

Percentage of completion accounting requires judgment relative to expected sales, estimating costs and making assumptions related to technical issues and delivery schedule. Contract costs include material, subcontract costs, labor and an allocation of overhead costs. The estimation of cost at completion of a contract is subject to numerous variables involving contract costs and estimates as to the length of time to complete the contract. Given the significance of the estimation processes and judgments described above, it is possible that materially different amounts of contract costs could be recorded if different assumptions were used, based on changes in circumstances, in the estimation of cost at completion. When a change in expected sales value or estimated cost is determined, changes are reflected in current period earnings.

Other Matters

An Employee Retirement Plan and Trust ("ESOP") was established for the eligible non-union employees of the Company, effective as of July 1, 1988. The ESOP used the proceeds of a loan from the Company made on June 5, 1989 to purchase 316,224 shares of the Company's common stock for approximately $8,400,000 and the Company contributed approximately $400,000 in 1989 to the ESOP, which was used by the ESOP to purchase an additional 15,000 shares of the Company's common stock.

Each year the Company made contributions to the ESOP, which were used to make loan interest and principal payments. With each loan and interest payment, a portion of the common stock is allocated to participating employees. As of June 30, 2005, there were 230,120 shares allocated to participants. Dividends attributable to allocated shares were likewise allocated to the participants' accounts, whereas the dividends on unallocated shares were used toward the loan repayment, thus reducing the Company's required contribution.

(*continued*)

The loan from the Company to the ESOP was repayable in annual installments of $1,039,605, including interest through June 30, 2004. Interest was payable at a rate of 9% per annum. The Company's receivable from the ESOP was recorded as common stock subscribed in the accompanying balance sheet.

Effective June 30, 2004 the loan from the Company to the ESOP was paid in full and all shares have been allocated to participant's accounts.

On July 15, 2005, pursuant to a Stock Purchase Agreement dated as of such date, the Company sold 150,000 shares of its common stock, par value $0.33 1/3 per share, to the Espey Mfg. & Electronics Corp. Employee Stock Ownership Plan Trust (the "ESOP"). The ESOP paid $28.90 per share, for an aggregate purchase price of $4,335,000. The determination of the purchase price was based on a fairness opinion obtained by an independent valuation firm. The ESOP borrowed from the Corporation an amount equal to the purchase price. The loan will be repaid in fifteen (15) equal annual installments of principal and the unpaid balance will bear interest at a fixed rate of 6.25% per annum, the "prime rate" as quoted in The Wall Street Journal on the date of closing.

The Board of Directors of the Company approved a purchase price per share equal to a 5% discount on the average trading price of the Company's common stock on the American Stock Exchange on the date before closing, but in no event greater than the fair market value as determined by an independent valuation firm retained by the ESOP. The average trading price of the Company's common stock on the American Stock Exchange on July 14, 2005 was $30.72.

In making the sale, the Company relied on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, because the shares sold were offered only to the ESOP.

After giving effect to the transaction the ESOP owned 380,120 shares of the Company's 1,158,294 outstanding shares of common stock as of July 15, 2005.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains forward-looking statements that are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "plans," "believes," "scheduled," "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Therefore, actual future results and trends may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation:

- Changing priorities in the U.S. government's defense budget (including changes in priorities in response to terrorist threats or to improve homeland security);
- Termination of government contracts due to unilateral government action;
- Differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts within estimated costs, and performance issues with key suppliers and subcontractors;
- Potential for changing prices for energy and raw materials.

All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on the Company's behalf are qualified by the cautionary statements in this section. The Company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

SELECTED FINANCIAL DATA

Five Years Ended June 30, 2005

	Five Years Ended June 30,				
Selected Income Statement Data	**2005**	**2004**	**2003**	**2002**	**2001**
Net Sales	$18,828,700	$22,507,199	$19,773,411	$18,405,213	$17,251,640
Operating Income	1,107,331	1,178,723	1,146,386	549,139	1,169,271
Other income	244,524	121,894	139,880	179,615	305,833
Net income	978,920	960,826	964,700	545,754	1,033,069
Income per common share:					
Basic	$ .97	$ .95	$ .94	$ .53	$ 1.00
Diluted	$ .96	$ .94	$ .94	$ .53	$ 1.00
Selected Balance Sheet Data					
Current Assets	26,711,464	26,030,744	26,528,434	25,008,710	23,736,991
Current Liabilities	1,340,952	965,038	1,639,755	1,158,439	1,063,497
Working Capital	25,370,512	25,065,706	24,888,679	23,850,271	22,673,494
Total Assets	29,696,301	29,131,260	29,795,497	28,332,962	27,228,881
Stockholders' equity	28,057,292	27,841,906	27,953,508	27,054,442	26,165,384
Cash dividends declared and paid per common share	$ .60	$ 1.50	$ .35	$ .30	$ .20

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Price Range of Common Stock

The table below shows the range of high and low prices for the Company's common stock on the American Stock Exchange (ticker symbol "ESP"), the principal market for trading in the common stock, for each quarterly period for the last two fiscal years ended June 30:

2005	High	Low
First Quarter	26.09	22.35
Second Quarter	28.90	25.60
Third Quarter	27.40	25.65
Fourth Quarter	31.75	24.75
2004	**High**	**Low**
First Quarter	23.00	17.60
Second Quarter	27.35	22.99
Third Quarter	26.00	24.60
Fourth Quarter	27.14	21.00

Holders

The approximate number of holders of record of the common stock was 135 on September 21, 2005 according to records of the Company's transfer agent. Included in this number are shares held in "nominee" or "street" name and, therefore, the number of beneficial owners of the common stock is believed to be substantially in excess of the foregoing number.

Dividends

The Company paid cash dividends on the common stock of $.60, $1.50, and $.35, per share for the fiscal years ended June 30, 2005, 2004 and 2003, respectively. The Board of Directors has authorized the payment of a fiscal 2006 first quarter dividend of $.15 payable September 30, 2005.

During fiscal 2005 the Company sold common stock to certain employees as they exercised existing stock options granted under a shareholder approved plan. During the year, 2,400 shares were sold at prices that ranged from $17.95 a share to $19.85 a share. The securities were sold for cash and the sales were made without registration under the Securities Act in reliance upon the exemption from registration afforded under Section 4(2) of the Securities Act of 1933. Proceeds were used for general working capital purposes.

There were no purchases of equity securities in the fiscal 2005 fourth quarter.

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Friday, November 18, 2005 at the Courtyard by Marriott, 11 Excelsior Avenue, Saratoga Springs, New York.


ESPEY
An ISO Certified Company

ESPEY MFG. & ELECTRONICS CORP.

233 Ballston Avenue • Saratoga Springs, NY 12866 USA

www.espey.com